Contact

www.linkedin.com/in/
jamesrosenzweig (LinkedIn)
pbpl.physics.ucla.edu/ (Personal)

Top Skills

Process Improvement
Fundraising
Science

Languages

Italian

Certifications

Duolingo French Fluency: Elementary (Estimated)
Duolingo French Fluency: Elementary (Estimated)
Duolingo Spanish Fluency: Advanced (Estimated)
Duolingo Spanish Fluency: Advanced (Estimated)
Duolingo Spanish Fluency: Advanced (Estimated)

Publications

Calculation of Coherent Radiation from Ultra-short Electron Beams Using a Liénard-Wiechert Based Simulation Code
Ultrahigh brightness bunches from hybrid plasma accelerators as drivers of 5th generation light sources
Hybrid RF-Gun: Simulations and Cold Tests
Planar-Dielectric-Wakefield Accelerator Structure Using Bragg-Reflector Boundaries
Fabrication process for thick-film micromachined multi-pole electromagnets

Patents

James Rosenzweig

Co-director
Los Angeles, California, United States

Summary

Specialties: Phyics of intense particle beams; physics of advanced light sources -- free-electron lasers and Compton scattering sources; new acceleration techniques based on lasers, plasmas and wakefields; high power microwave devices; high average power accelerators; novel high-field magnets; beam measurement techniques at the fsec frontier; computational and theoretical physics methods in above areas. Commercialization of technologies arising from my lab program.

Experience

UCLA Dept. of Physics and Astronomy
32 years 2 months

Distinguished Professor
January 1991 - Present (32 years 2 months)
United States

Professor of Physics, with wide research interests advanced accelerators, plasmas, and next-generation light source research. Director of UCLA Particle Beam Physics Laboratory, a research group engaged in advanced topics in above areas, with large on campus and external collaborations.

Chair
July 2010 - January 2015 (4 years 7 months)

RadiaBeam Technologies
20 years

Co-Founder
October 2003 - Present (19 years 5 months)

Advanced manufacturing and research for cutting edge particle accelerators

Owner; Chairman, Board of Advisors
2003 - Present (20 years)

Advanced technology firm serving the accelerator research, industrial and medical communities.

Method of testing electronic components

Method for Generating Electron Beams in a Hybrid Laser-Plasma Accelerator

Rayton

Director

January 2015 - Present (8 years 2 months)

Changing advanced semiconductor manufacturing with particle accelerators.n

INFN-LNF

19 years 8 months

Visiting Researcher

January 2003 - August 2022 (19 years 8 months)

Visiting Professor

January 2003 - July 2010 (7 years 7 months)

Meridian Advanced Technology Systems

Co-Founder

June 2010 - 2015 (5 years)

Start-up located in Rome, Italy, concentrated on accelerator and advanced materials technology.

Education

University of Wisconsin-Madison

BS, MS, PhD, Physics · (1978 - 1988)